UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 18, 2021

TPG PACE TECH OPPORTUNITIES CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39595	98-1499860
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce St., Suite 3300 Fort Worth, Texas	76102
(address of principal executive offices)	(zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	PACE.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	PACE	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	PACE WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

On January 28, 2021, TPG Pace Tech Opportunities Corp., a Cayman Islands exempted company (“TPG Pace”), TPG Pace Tech Merger Sub LLC, a Delaware limited liability company (“Nerdy Merger Sub”), TCV VIII (A) VT, Inc., a Delaware corporation (“TCV Blocker”), LCSOF XI VT, Inc., a Delaware corporation (“Learn Blocker” and, together with TCV Blocker, the “Blockers”), TPG Pace Blocker Merger Sub I Inc., a Delaware corporation (“Blocker Merger Sub I”), TPG Pace Blocker Merger Sub II Inc., a Delaware corporation (“Blocker Merger Sub II” and, together with Blocker Merger Sub I, the “Blocker Merger Subs” and, together with Nerdy Merger Sub, the “Merger Subs”), Live Learning Technologies LLC, a Delaware limited liability company (“Nerdy”), and, solely for the purposes described therein, certain entities affiliated with the Blockers (“Blocker Holders”) entered into a Business Combination Agreement (as amended, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) Nerdy Merger Sub will merge with and into Nerdy (the “Merger”), with Nerdy surviving the Merger, (ii) simultaneously with the Merger, Blocker Merger Sub I will merge with and into TCV Blocker, with TCV Blocker surviving such merger, and Blocker Merger Sub II will merge with and into Learn Blocker, with Learn Blocker surviving such merger (each a “Reverse Blocker Merger” and, together, the “Reverse Blocker Mergers”), and (iii) immediately following the Merger and the Reverse Blocker Mergers, each surviving Blocker will merge with and into Nerdy Inc. (each a “Direct Blocker Merger” and, together, the “Direct Blocker Mergers”), with Nerdy Inc. surviving each Direct Blocker Merger.

Item 1.01	Entry into a Material Definitive Agreement

On August 18, 2021, TPG Pace, the Merger Subs, the Blockers, Nerdy and the Blocker Holders entered into the Fourth Amendment to Business Combination Agreement (the “Fourth Amendment”), pursuant to which, among other things and subject to the terms and conditions contained therein, the parties thereto revised the description of the intended tax treatment to remove the provision describing the tax treatment of the Direct Blocker Mergers.

The foregoing description of the Fourth Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Fourth Amendment, a copy of which is filed as Exhibit 2.5 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is a press release issued by TPG Pace announcing that the Securities and Exchange Commission (the “SEC”) declared effective TPG Pace’s registration statement on Form S-4 (File No. 333-254485) (as amended, the “Registration Statement”) relating to the Business Combination. Additionally, the press release announces a record date of August 16, 2021 and a meeting date of September 14, 2021 for its extraordinary general meeting to approve the Business Combination.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description of Exhibits

2.1*	Business Combination Agreement, dated as of January 28, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.1 filed with TPG Pace’s Form S-4/A filed by TPG Pace on June 22, 2021 (File No. 333-254485)).

Exhibit No.	Description of Exhibits

2.2	First Amendment to Business Combination Agreement, dated as of March 19, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.2 filed with TPG Pace’s Form S-4 filed by TPG Pace on March 19, 2021 (File No. 333-254485)).

2.3*	Second Amendment to Business Combination Agreement, dated as of July 14, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.3 filed with TPG Pace’s Form S-4/A filed by TPG Pace on July 15, 2021 (File No. 333-254485)).

2.4	Third Amendment to Business Combination Agreement, dated as of August 11, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.4 filed with TPG Pace’s Form S-4/A filed by TPG Pace on August 11, 2021 (File No. 333-254485)).

2.5	Fourth Amendment to Business Combination Agreement, dated as of August 18, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.5 filed with TPG Pace’s Form S-4/A filed by TPG Pace on August 19, 2021 (File No. 333-254485)).

99.1	Press Release, dated August 19, 2021.

104	Cover page Interactive Data File (embedded within Inline XBRL document)

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace’s ability to consummate the transaction, the benefits of the transaction and TPG Pace’s future financial performance following the transaction, as well as TPG Pace’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. TPG Pace cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s founder and Chief Executive Officer; (6) effects on TPG Pace’s public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace’s securities; (9) TPG Pace’s financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace’s ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace or Nerdy; (14) the possibility that TPG Pace or Nerdy may be adversely affected by other economic, business, and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace’s expectations and projections can be found in TPG Pace’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, TPG Pace’s periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, TPG Pace has filed the Registration Statement and the related proxy statement/prospectus with the SEC, which has become effective. Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed by TPG Pace with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG Pace’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace’s executive officers and directors in the solicitation by reading TPG Pace’s Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 14, 2021, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG Pace Tech Opportunities Corp.

August 23, 2021	By:	/s/ Eduardo Tamraz
	Name:	Eduardo Tamraz
	Title:	Secretary

Exhibit 99.1

TPG Pace Tech Opportunities Announces Effectiveness of Registration Statement and a Special Meeting Date of September 14, 2021 in Connection with its Proposed Business Combination with Nerdy

SAN FRANCISCO & Remote-First-Company / ST. LOUIS, August 19, 2021 — TPG Pace Tech Opportunities (NYSE: PACE), today announced that its registration statement on Form S-4 (the “Registration Statement”) in connection with its previously announced proposed business combination (the “Business Combination”) with Nerdy (“the Company” or “Nerdy”), a leading platform for delivering live online learning, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about TPG Pace Tech Opportunities, Nerdy and the Business Combination.

TPG Pace Tech Opportunities also announced today a record date of August 16, 2021 (the “Record Date”) and a meeting date of September 14, 2021 for its extraordinary general meeting (the “Special Meeting”) to approve the Business Combination. The closing of the Business Combination is subject to approval by TPG Pace Tech Opportunities’ shareholders, and the satisfaction of other customary closing conditions. The Business Combination is expected to close promptly after the Special Meeting.

Upon closing, the combined company is expected to remain listed on the New York Stock Exchange with its common stock and warrants trading under the new ticker symbols, “NRDY” and “NRDY WS”, respectively.

The meeting will be held at 10:00 am Eastern Time, on September 14, 2021 at https://www.cstproxy.com/tpgpacetechopportunities/2021 and at the offices of Vinson & Elkins L.L.P., located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036. TPG Pace Tech Opportunities has determined that the meeting will be a hybrid virtual meeting conducted via live webcast in order to facilitate stockholder attendance and participation. To register and receive access to the hybrid virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement. TPG Pace Tech Opportunities recommends all stockholders vote in advance of the Special Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt.

Your Vote FOR ALL Proposals Is Important, No Matter How Many or How Few Shares You Own. If you have any questions or need assistance voting, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing pace.info@investor.morrowsodali.com.

Important Information

Neither the SEC or any state securities commission has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if the Registration Statement is accurate or adequate.

About TPG

TPG is a leading global alternative asset firm founded in 1992 with $96 billion of assets under management and offices in Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Mumbai, New York, San Francisco, Seoul, Singapore, and Washington D.C. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, impact investing, real estate, secondaries, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio. For more information, visit www.tpg.com or @TPG on Twitter.

About TPG Pace Group and TPG Pace Tech Opportunities

TPG Pace Group is TPG’s dedicated permanent capital platform. TPG Pace Group has a long-term, patient and highly flexible investor base, allowing it to seek compelling opportunities that will thrive in the public markets. TPG Pace Group has sponsored seven SPACs and raised more than $4.4 billion since 2015.

TPG Pace Tech Opportunities is a publicly listed (NYSE: PACE) special purpose acquisition company, which raised $450 million in its October 2020 IPO along with $150 million of forward purchase agreements in order to seek a business combination with a leading technology company that complements the experience and expertise of our management team and TPG and is a business that TPG’s transformative operating skills and strategic advice can help improve. For more information, visit https://www.tpg.com/pace-tech-opportunities.

About Nerdy

Nerdy is a leading curated direct-to-consumer platform for live online learning. Nerdy’s mission is to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats—including one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Learn more about Nerdy at https://www.nerdy.com/.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination between Nerdy and TPG Pace Tech Opportunities or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Additional Information and Where to Find It

In connection with the proposed Business Combination, TPG Pace Tech Opportunities filed the Registration Statement, which has become effective. Additionally, TPG Pace Tech Opportunities will file other relevant materials with the SEC in connection with the proposed Business Combination. The materials filed or to be filed by TPG Pace Tech Opportunities with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace Tech Opportunities are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Business Combination because they contain or will contain important information about the Business Combination and the parties to the Business Combination.

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Participants in the Solicitation

TPG Pace Tech Opportunities, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace Tech Opportunities’ Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 14, 2021, and the Registration Statement and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof or any new information. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed Business Combination; (2) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed Business Combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed Business Combination; (10) costs related to the proposed Business Combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the Business Combination; (13) the possibility that COVID-19 may adversely affect the results of

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operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

Media:

Nerdy Inc.

press@nerdy.com

Investor Relations:

TPG/TPG Pace

Luke Barrett

media@tpg.com

ICR for Nerdy Inc.

investors@nerdy.com

nerdy@icrinc.com

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